NO ACT

PE
11-18-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013975



Received SEC
DEC 28 2010
Washington, DC 20549

December 28, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-28-10

Bradley A. Haneberg
Kaufman & Canoles, P.C.
Post Office Box 27828
Richmond, VA 23261

Re: Commonwealth Biotechnologies, Inc.
Incoming letter dated November 18, 2010

Dear Mr. Haneberg:

This is in response to your letters dated November 18, 2010 and December 27, 2010 concerning the submissions to CBI by Venturepharm Laboratory, Paul D'Sylva, and Richard J. Freer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Bill Guo
Venturepharm Laboratory
Venturepharm Towers
No. 3, Jinzhuang, Sijiqing, Haidian District
Beijing, China PC100089

Richard J. Freer, Ph. D.

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Commonwealth Biotechnologies, Inc.
Incoming letter dated November 18, 2010

The submissions seek to remove members of CBI's board of directors.

To the extent the submissions involve a rule 14a-8 issue, there appears to be some basis for your view that CBI may exclude them under rule 14a-8(i)(8). In this regard, we note that the submissions relate to an election for membership on CBI's board of directors. Accordingly, we will not recommend enforcement action to the Commission if CBI omits the submissions from its proxy materials in reliance on rule 14a-8(i)(8).

We note that CBI did not file its statement of objections to including the submissions in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CBI's request that the 80-day requirement be waived.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KAUFMAN & CANOLES
attorneys at law

Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219

Mailing Address
Post Office Box 27828
Richmond, VA 23261

T (804) 771.5700
F (804) 771.5777

kaufCAN.com

Bradley A. Haneberg
(804) 771.5790
bahaneberg@kaufcan.com

December 27, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Commonwealth Biotechnologies, Inc.
Supplemental Letter Related to
Shareholder Proposals**

Dear Ladies and Gentlemen:

We refer to our letter dated November 16, 2010 (the "November 16 Letter"), pursuant to which our client, Commonwealth Biotechnologies, Inc. (the "Company"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that each of the shareholder proposals and supporting statements (collectively, the "Proposals") submitted by VenturePharm Laboratories, Ltd, Paul D'Sylva and Richard J. Freer (collectively, the "Proponents") may be properly omitted pursuant to Rule 14a-8(c) and Rule 14a-8(i)(8) from the proxy materials to be distributed to the Company in connection with its 2010 Special Meeting of Shareholders (the "Proxy Materials"). This letter is to supplement the November 16 Letter.

Specifically, this letter is to request a waiver from the requirement for this no-action request to be submitted 80 days prior to the Company filing its definitive proxy statement. Rule 14-8(j) requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing such deadline.

The Company intends to file its Form DEF 14-A on January 15, 2011, due to the time-sensitive nature of the proposed transaction which is the subject matter of the proxy statement. All Proponents in this case have been aware of this proposed transaction for several months as the Company continued negotiations. As directors, they all have been involved throughout the process of the transaction and have fully debated the merits of the transaction at the level of the board of directors before passing the board resolution in favor of the transaction. The Company believes that the proposed transaction is time-sensitive, and any delay may adversely impact the Company's ability to complete such transaction. The outstanding Proposals by the Proponents would prohibit the Company from filing its definitive proxy statement until February 4, 2011 without a waiver from the 80-day rule.

For the foregoing reasons, we believe that the Company has good cause for its failure to meet the 80-day deadline, and we respectfully request that the Staff waive the deadline for filing the no-action request letter in light of the good cause shown. In the event the Staff is inclined to not grant the requested waiver, we would appreciate an opportunity to discuss this matter further. Please feel free to contact us at (804) 771 5790 if you have any questions or if we can be of further assistance.

Sincerely,



Bradley A. Haneberg

KAUFMAN & CANOLES
attorneys at law

Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219

Mailing Address
Post Office Box 27828
Richmond, VA 23261

T (804) 771.5700
F (804) 771.5777

kaufCAN.com

Bradley A. Haneberg
(804) 771.5790
bahaneberg@kaufcan.com

November 18, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Commonwealth Biotechnologies, Inc.
Shareholder Proposals
Securities Exchange Act of 1934-Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Commonwealth Biotechnologies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Special Meeting of Shareholders (collectively, the "2010 Proxy Materials") the shareholder proposals (the "Proposals") and statements in support thereof received from VenturePharm Laboratories, Ltd ("VPL"), Paul D'Sylva and Richard J. Freer (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send issuers a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that, if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to these proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

Proposal 1

The first proposal ("Proposal 1") was submitted by VPL. On October 28, 2010, VPL requested, through an email correspondence, that Richard J. Freer and Paul D'Sylva be removed from the Board of Directors. On November 10, 2010, VPL requested, through a letter, that Richard J. Freer, Paul D'Sylva, Samuel P. Sears, Jr. and James D. Causey be removed from the Board of Directors. For the purpose of this letter, the two letters are grouped as Proposal 1.

VPL proposed the removal of the four abovementioned directors on the basis that "the initial investment of Venturepharm (sic), subsequent bankruptcy of Excelgen, and numerous incidents reflect...that a conflict of interest may exist between two directors, [Richard] Freer and [Paul] D'Sylver (sic.)..."

A copy of the October 28 correspondence is attached hereto as Exhibit A, and a copy of the November 10 correspondence is attached hereto as Exhibit B.

Proposal 2

The second proposal ("Proposal 2") was submitted by Paul D'Sylva on October 31, 2010 through an email correspondence. In this proposal, Dr. D'Sylva requested the removal of Bill Guo as Chairman of the Board of Directors on the basis that "the Company's litany of failures under the Chairmanship of Dr Gow (sic.) [are] completely unacceptable."

A copy of the email correspondence is attached hereto as Exhibit C.

Proposal 3

The third proposal ("Proposal 3") was submitted by Richard J. Freer. On November 3, 2010, Dr. Freer requested that Bill Guo be removed from the Company's Board of Directors on the bases of "[f]ailure to fulfill...duties as Chairman," "conflict of interest with respect to...business relationship" and "[f]ailure to provide details about his relationship with ... a note holder of [the Company]," among others. On November 7, 2010, Dr. Freer requested that Eric Tao be removed from the Company's Board of Directors on the basis of being "a non-participant in Board meetings and thus abdicating his responsibilities as a Director." Also on November 7, 2010, in a separate letter, Dr. Freer requested that Maria Song be removed from the Company's Board of Directors on the basis that she "demonstrated absolutely no independence of thought or action since joining the board," but rather "voted, without exception, as instructed by her employer, [Bill] Guo" and "asked several times to have [Bill] Guo exercise proxy over her vote." For the purpose of this letter, all three correspondences are grouped as Proposal 3.

A copy of the November 3 correspondence is attached hereto as Exhibit D, a copy of the November 7 correspondence concerning Eric Tao is attached hereto as Exhibit E, and a copy of the November 7 correspondence concerning Maria Song is attached hereto as Exhibit F.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2010 Proxy Materials on the basis of Rule 14a-8(i)(8) because all three Proposals relate to the election of directors.

Rule 14a-8(i)(8) permits the exclusion of shareholder proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election." As set forth below, the Staff has consistently concurred in the exclusion of shareholder proposals that seek to remove a particular director and of shareholder proposals that question the suitability of a particular director nominated for reelection. The Commission has stated: "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns." Exchange Act Release No. 12598 (July 7, 1976).

The Staff has consistently permitted companies to exclude shareholder proposals that request or require the resignation of one or more specific directors. For example, in *Marriot International, Inc.* (avail. March 12, 2010), the Staff concurred with the exclusion of a shareholder proposal that sought the removal of two directors standing for reelection. *See also Second Bancorp Inc.* (avail. Feb. 12, 2001) (permitting exclusion of a proposal that called for the resignation of an incumbent director); *U.S. Bancorp* (avail. Feb. 27, 2000) (granting no-action relief for a proposal that mandated the removal of the company's officers and directors); *Staodyn, Inc.* (avail. Feb. 9, 1998) (allowing exclusion of a proposal that recommended the removal of non-employee members of the board for cause); *ChemTrak Inc.* (avail. Mar. 10, 1997) (concurring in the omission of a proposal that requested the board of directors to accept the resignation of the current chairman). As in these no-comment letters, all three Proposals in this case are excludable under Rule 14a-8(i)(8) as they call for the removal of directors from the Company's Board of Directors.

Proposal 1 explicitly targets Richard J. Freer, Paul D'Sylva, Samuel P. Sears, Jr. and James D. Causey for removal from the Company's Board of Directors and questions their suitability to serve on the Board. Likewise, Proposal 2 and Proposal 3 also explicitly target Bill Guo, Eric Tao and Maria Song for removal from the Company's Board of Directors and questions their suitability to serve on the Board. The Company does not expect to vote on the removal of directors at the 2010 Special Meeting of Shareholders. Thus, we believe the Proposals are excludable from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(8).

Furthermore, under Rule 14a-8(i)(8), the Staff has consistently allowed exclusion of shareholder proposals that appear to "question the business judgment" of a director to serve on the board. *See Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007) (shareholder proposal criticizing directors who ignore certain shareholder votes was excludable); *Exxon Mobil Corp.* (avail. Mar. 20, 2002) (shareholder proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (avail. Feb. 13, 2001) (shareholder proposal criticizing the board chairman, who was the chief executive officer, for company performance was excludable); *Honeywell International Inc.* (avail. Mar. 2, 2000) (shareholder proposal making directors who fail to enact resolutions adopted by shareholders ineligible for election was excludable). *See also Black & Decker Corp.* (avail. Jan. 21, 1997) (allowing exclusion of a proposal under the predecessor to Rule 14a-8(i)(8) that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board); *Delta Air Lines, Inc.* (avail. July 21, 1992) (concurring in the exclusion of a shareholder proposal that "calls into question the qualifications of at least one director for reelection and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the reelection of this person" in reliance on the predecessor to Rule 14a-8(i)(8)).

Proposal 1 explicitly targets Richard J. Freer and Paul D'Sylva for the alleged conflict of interest in a series of previous business decisions that received board approval. It further targets Samuel P. Sears, Jr. and James D. Causey for being part of these previous business decisions. Likewise, Proposal 3 explicitly targets Maria Song and questions her suitability to serve on the Board, on the ground that "she has demonstrated no independence of thought or action since joining the board," that "she has voted, without exception, as instructed by her employer, [Bill] Guo," and that "she has asked several times to have [Bill] Guo exercise proxy over her vote."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposals from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (804) 771-5790.

Sincerely,



Bradley A. Haneberg

Exhibit A

On Sat, Oct 30, 2010 at 8:15 AM, Bill Guo|VENTUREPHARM|????| <bill@venturepharm.net>
wrote:
Dick and Brad

On behalf of venturepharm lab shareholders, please aslo send this to SEC along with other proxy.

Best rgds/bill Guo

Oct. 28, 2010

The Board of Directors & Haneberg, Bradley A (Company Counsel)
Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, Virginia 23235
USA

Dear Haneberg, Bradley A. and Directors of the Board, we are asking to have included on the proxy the following motions for the shareholders to consider:

> **Motion to remove Dr Dick Freer and Dr Paul D'Sylver from their positions as directors.**

Ref: Venturepharm-OCT-28-2010

We find the current company's financial position and recommendation to liquidate the company's only operating vehicle-Mimotopes without a substantive plan for increasing the company's value and recapture of shareholder investments unacceptable. From the initial investment of Venturepharm, subsequent bankruptcy of Excelgen, and numerous incidents reflecting that a conflict of interest may exist between two directors ,Dr. Freer and Dr. D'Sylver and CBI, we wish to put to vote their removal from the board.

Kind regards,

Venturepharm Shareholders

Exhibit B



Beijing Headquarter
Venturepharm Towers
No. 3, Jinzhuang, Sijiqing, Haidian District,
Beijing, China PC100089

Motion on behalf of Venturepharm Laboratory In
Nov. 10, 2010

Haneberg, Bradley A （Company Counsel）
Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, Virginia 23235
USA
CC: The Board of Directors &
Dear Haneberg, Bradley A.

Motion to remove each of Messrs Richard Freer, Dr. D'Sylver ,Samuel Sears and James Causey for cause

Ref: Venturepharm-Nov.-10-2010

We find the current company's financial position and recommendation to liquidate the company's only operating vehicle-Mimotopes without a substantive plan for increasing the company's value and recapture of shareholder investments unacceptable. From the initial investment of Venturepharm, subsequent bankruptcy of Excelgen, and numerous incidents reflecting that a conflict of interest may exist between two directors ,Dr. Freer and Dr. D'Sylver and CBI, we wish to put to vote their removal from the board. Mr. Samuel Sears and James Causey were part of previous decisions and should be removed from the boards

With thanks and Warm Regards,



Bill Guo M.D. MBA MPharm Chairman
Venturepharm Laboratory
Tel: (86)13701086775(china)

Exhibit C

From: Paul D'Sylva*** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, October 31, 2010 8:16 PM
To: Bill Guo|VENTUREPHARM|????|
Cc: Haneberg, Bradley A.; mariasong; Eric Tao; James Causey; Sears, Samuel; Richard J. Freer
Subject: Re: Proxy

Dear Brad

As a shareholder of CBI, I would like to include the following motion on the forthcoming Proxy:

Motion to remove Dr Bill Gow.

I find the Company's litany of failures under the Chairmanship of Dr Gow to be completely unacceptable. Without prejudice, these include:

1. The failure to establish the stated joint venture with Venturepharm Laboratories Ltd in China;
2. The failure to realize the funding associated with the JV;
3. The failure to adequately communicate with the Company's Board of Directors through regular and properly constituted Board meetings;
4. Acting as a shadow director over Venturepharm nominee directors and directing them how to vote; and
5. Failing to act in the interests of all CBI shareholders and to the benefit of Ventupharm shareholders only.

As such, I would like shareholders to consider the motion to remove Dr Gow.

Kind regards

Paul D'Sylva

Richard J. and Josephine I. Freer

*** FISMA & OMB Memorandum M-07-16 ***

November 3, 2010

Bradley A. Haneberg, Esq.
Kaufman and Canoles, PC
Three James Center, 12th floor
1051 East Cary Street
Richmond, VA 23219

Dear Brad,

I am a shareholder of Commonwealth Biotechnologies, Inc. and, in that capacity, I am filing this demand letter to include on the next proxy to the shareholders of the company the following proposal to remove Mr. Bill Guo as Chairman and Director. My reasons are articulated below. Specifically,

1. Failure to fulfill his duties as Chairman as demonstrated by his failure to adequately communicate with the Company's Board of Directors and shareholders through regular and properly constituted Board and shareholder meetings as required by the company's By-Laws. As a consequence ALL meetings since May of 2009 have been Special Meetings called by management to carry out the business of the shareholders
2. A conflict of interest with respect to his business relationship with GL Biochem and VenturePharm Laboratories, Ltd (VPL) facility known as and represented to the industry as "Mimotopes China" in Wuxi, China. Use of the trademark "Mimotopes" was used without permission.
3. Failure to provide details about his relationship with Fornova PharmaWorld, a note holder of CBI.
4. Multiple breaches of confidentiality intended to disrupt the company's activities or undermine board decisions not in support of his objectives.
5. Multiple examples of solicitation of litigation against the company aimed at undermining board decisions or threatening company viability.
6. Multiple examples of unsubstantiated claims of misconduct, unethical, and even criminal behavior of Board members intended to intimidate members into supporting his objectives. Two board members resigned, another has filed a civil action for defamation.

7. Failure to provide contractually agreed financial support for a Joint Venture (JV) between VPL and the company. This resulted in a failed JV but, international promotion of the JV provided additional credibility for his new initiatives in China Medical City, Taizhou, China.
8. Failure to provide agreed upon new facility support for the company's small molecule drug discovery subsidiary Exelgen, Bude, UK. As a result the facility was closed. Subsequent, the Exelgen assets were solicited at a fraction of the value for his facility being built in Taizhou, China.

In summary, Mr. Guo has represented his personal interests rather than those of the shareholders of CBI.

I will thank you in advance for your cooperation in bringing this to the shareholders for their action.

Sincerely,



Richard J. Freer, Ph. D.

Exhibit E

Richard J. and Josephine I. Freer

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2010

Bradley A. Haneberg, Esq.
Kaufman and Canoles, PC
Three James Center, 12th floor
1051 East Cary Street
Richmond, VA 23219

Dear Brad,

I am a shareholder of Commonwealth Biotechnologies, Inc. and, in that capacity, I am filing this demand letter to include on the next proxy to the shareholders of the company the following proposal to remove Mr. Eric Tao as a Director. My reasons are articulated below. Specifically,

Mr. Tao is a member since January 2009. Initially, he was a reliable and productive member of the board. However, in 2010, at a time of critical decisions for CBI he has been a non-participant in Board meetings and thus abdicating his responsibilities as a Director. Specifically, in 2010 he has missed 4 out of 8 special board meetings either without explanation or with an explanation which, to me as a shareholder, is unacceptable. Three (3) of those meetings were to make critical decisions around the future of CBI

I will thank you in advance for your cooperation in bringing this to the shareholders for their action.

Sincerely,



Richard J. Freer, Ph. D.

Exhibit F

Richard J. and Josephine I. Freer

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2010

Bradley A. Haneberg, Esq.
Kaufman and Canoles, PC
Three James Center, 12th floor
1051 East Cary Street
Richmond, VA 23219

Dear Brad,

I am a shareholder of Commonwealth Biotechnologies, Inc. and, in that capacity, I am filing this demand letter to include on the next proxy to the shareholders of the company the following proposal to remove Dr. Maria Song as a Director. My reasons are articulated below.

Specifically, Dr. Song is a senior manager at Venturepharm Group, a private company owned by Mr. Bill Guo. Although, Dr. Song is considered an independent Director based on the generally accepted criteria, she has demonstrated absolutely no independence of thought or action since joining the board. Rather, she has voted, without exception, as instructed by her employer, Mr. Guo. In the extreme, she has asked several times to have Mr. Guo exercise proxy over her vote.

I will thank you in advance for your cooperation in bringing this to the shareholders for their action.

Sincerely,



Richard J. Freer, Ph. D.